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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68346

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 AND ENDING 03/31/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elara Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Ave., Suite 1903
(No. and Street)

New York NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's PC
(Name – *if individual, state last, first, middle name*)

316 Alexander St, Ste 4 Marietta GA 30060
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~David Smekh~~ DAVID SOMEKH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elara Securities, Inc., as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE J PROIA
Comm. Exp. 11-23-19
NOTARY PUBLIC
Comm. No. 01PR6333352
QUEENS, STATE OF NEW YORK

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELARA SECURITIES, INC.

Financial Statements

(Confidential Per Rule 17a-5(e)(3))

March 31, 2018

With Report of Independent Registered Public Accounting Firm

Elara Securities Inc
Table of Contents
March 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Elara Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Elara Securities, Inc as of March 31, 2018, the related statements of operations, changes in shareholder's equity and cash flows for the year ended March 31, 2018 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Elara Securities, Inc as of March 31, 2018, and the results of its operations and its cash flows for the period ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Elara Securities, Inc's management. Our responsibility is to express an opinion on Elara Securities, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Elara Securities, Inc's financial statements. The supplemental information is the responsibility of Elara Securities, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2016.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
May 23, 2018

Elara Securities, Inc.
Statement of Financial Condition
As of March 31, 2018

Assets

Cash and cash equivalents	$ 460,608
Restricted cash	10,118
Due from related parties	37,540
Furniture and equipment, net	1,381
Deferred taxes	378,573
Prepaid expenses and other assets	44,827
	$ 933,047

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 14,350
	$ 14,350
Stockholder's Equity	
Common Stock- 1,000 shares authorized, issued and outstanding at $.01 par value	10
Additional paid-in-capital	2,381,327
Retained earnings (deficit)	(1,462,640)
Total stockholder's equity	918,697
	$ 933,047

The Notes to Financial Statements are an integral part of this statement.

Elara Securities, Inc.
Statement of Operations
Year Ended March 31, 2018

Revenues	
Investment banking	$ 60,000
Fee Commissions	3,494
Interest	1
Total income	63,495
Expenses	
Salary and benefits	360,223
Outside consultants	2,565
Facilities rent	56,038
Professional fees	48,270
Trading	26,951
Depreciation	809
Other operating	38,986
	533,842
Loss before income taxes	(470,347)
Income tax provision	59,402
Net loss	$ (529,749)

The Notes to Financial Statements are an integral part of this statement.

Elara Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Stockholder's Equity
Balance, April 1, 2017	$ 10	$ 1,831,327	$ (932,891)	$ 898,446
Shareholder contributions	-	550,000	-	550,000
Net loss	-	-	(529,749)	(529,749)
Balance, March 31, 2018	$ 10	$ 2,381,327	$ (1,462,640)	$ 918,697

The Notes to Financial Statements are an integral part of this statement.

Elara Securities, Inc.
Statement of Cash Flows
Year Ended March 31, 2018

Cash flows from operating activities	
Net loss	$ (529,749)
Adjustments to reconcile net profit to net cash provided by operating activities:	
Depreciation	809
Deferred taxes	57,947
Changes in assets and liabilities:	
Restricted cash	(1)
Due from related entities	(17,149)
Prepaid expense and other assets	(15,701)
Accounts payable and accrued expenses	(1,173)
Net cash used by operating activities	(505,017)
Cash flows from investing activities	
Purchase of Fixed Assets	(1,769)
Cash flows from financing activities	
Proceeds from capital contributions	550,000
Net increase in cash	43,214
Cash and cash equivalents	
Beginning of year	417,394
End of year	$ 460,608
Supplemental disclosures of cash flow information	
Cash paid for income taxes	$ 1,455

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Business

Elara Securities, Inc. (the "Company") is a Corporation formed under the laws of the State of New York on June 3, 2009. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulation Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company provides broker-dealer services to individuals and institutions including sales of securities and mutual funds and private placements. It also operates as a chaperoning broker-dealer for its foreign affiliates. The Company is a wholly owned subsidiary of Elara Capital, Inc. (the "Parent").

Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Restricted Cash and Cash Equivalents

Restricted cash represents a certificate of deposit which has been pledged to a bank in consideration of the extension of credit available on a credit card issued by the same bank. The bank has a security interest in the value of the certificate. The certificate is a one year renewing certificate maturing on November 19, 2018 and earns interest at an annual rate of 0.01%. In accordance with the pledge agreement, the Company must maintain the full amount of the certificate until the agreement is terminated. Cash and cash equivalents include all short term debt securities with a maturity date of three months or less to be cash equivalents.

Property and Equipment

Property and Equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful life of the assets, as follows:

Classification	
Office equipments	4 years
Furniture and fixtures	4 years

Revenue Recognition

Investment banking revenues include underwriting revenues, fees for merger and acquisition advisory services, and referral fees, which are accrued when services for the transactions are substantially completed. Transaction-related expenses, primarily legal, travel and other costs directly associated with the transaction, are recognized in the same period as the related revenue. The Company is evaluating new revenue recognition standards and will implement as required.

Accounts Receivable

Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company believes all accounts receivable are collectible and therefore no allowance has been recorded. The Company has no trade receivable at March 31, 2018.

Income Taxes

The Company is a wholly owned subsidiary, and therefore, the profits and losses of the Company are consolidated with those of its Parent and reported in the tax returns required to be filed in the U.S. federal jurisdiction and various states. The Company has adopted provisions of FASB Interpretation #48, Accounting for Uncertainty in Income Taxes (FASC 740-10), under this interpretation the Company is required to evaluate each of its tax positions to determine if they are more than likely than not to be sustained if the taxing Authority examines the respective position. The Company has evaluated each of its tax positions and determined that no uncertain tax positions at March 31, 2018.

Income Taxes (continued)
The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income taxes result primarily from temporary differences related to net property and equipment, and start up costs for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax expense or benefit is recognized as a result of the change in the deferred tax assets or liabilities during the year.

The Company has net operating loss carryforwards available in certain jurisdictions to reduce future taxable income. Future tax benefits associated with net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. This determination is based on the expectation that related operations will be sufficiently profitable or various tax, business, and other planning strategies will enable the Company to utilize the net operating loss carryforwards. To the extent that available evidence raises doubt about the realization of a deferred income tax asset, a valuation allowance is established.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in determining, among other items, useful lives of tangible assets and deferred income taxes. Actual results could differ from those estimates.

2. Related Party Transactions

The Company is a wholly owned subsidiary of Elara Capital, Inc., which is a wholly owned subsidiary of Elara Capital, Plc - a Corporation established under the laws of the United Kingdom. Both Elara Capital, Inc. and Elara Capital, Plc are considered related parties of the Company. The Company has certain transactions with its related parties. As such, had the Company operated as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

During the year ended March 31, 2018, Elara Capital, Plc paid $18,984 to the Company for its share of expenses and $3,494 towards the commission share of Elara Securities, Inc as per the agreement dated February 1, 2017. This amount is recorded as a reduction of expenses on the Statement of Operations.

The Company has also entered into an agreement with its Parent whereby the Company will pay the overhead and operational expenses of the Parent. Such costs include payroll, employee related benefits, and general operating expenses which are partially allocated to the Parent. The total of such costs for the year ended March 31, 2018 was $17,150. This amount is recorded as a reduction of expenses on the Statement of Operations. The total amount due from the Parent was $37,540 at March 31, 2018 and is included in the amount due from related parties in the statement of financial condition.

The total amount due from related parties is non-interest bearing and is anticipated to be satisfied through normal business operations.

3. **Property and Equipment**

Property and equipment consists of the following at March 31, 2018:

Office equipment	$ 23,874
Additions	$ 1,769
Less: accumulated depreciation	(24,262)
Furniture and equipment - net	$ 1,381

Depreciation expense charged to operations amounted to $810 for the year ended March 31, 2018.

4. **Income Taxes**

The provision for (benefit from) income taxes consists of the following for the year ended March 31, 2018:

Current expense	
Federal	835
State	620
	1,455
Deferred expense (benefit)	
Federal	33,255
State	24,692
	57,947
Provision/(benefit) for income taxes	$ 59,402

The Company's total deferred tax assets and liabilities at March 31, 2018 are as follows:

Deferred tax assets	$ 378,573
Valuation allowance	--
	378,573
Deferred tax liabilities	--
Net deferred income tax asset	$ 378,573

As of March 31, 2018, the Company's deferred tax asset consists of net operating loss carryforwards of approximately $1,789,617 which are expected to expire between June of 2030 and 2038. The Company expects to fully utilize the existing net operating losses and therefore did not establish a valuation allowance for the related tax asset as of March 31, 2018.

5. **Commitments and Contingencies**

The company entered into an operating lease agreement for office space in New York on May 18, 2017 and placed a deposit of $33,000 with 950 Third Avenue. The lease commenced on October 1, 2017, and is scheduled to expire on April 30, 2019.

Minimum future rentals to be paid on this lease as of March 31, 2018 are follows:

Year ended March 31, 2018	$69,575
Year ended March 31, 2019	$5,798

Rent expense for the year ended March 31, 2018 was $56,038.

As a result of a routine FINRA examination, the Company is currently awaiting response as to whether the firm will be subject to any enforcement action or whether corrective actions taken will be deemed sufficient. No expense accrual has been recognized given the lack of ability to project what FINRA will do on this matter. The Company does not believe an accrual needs to be recognised as the comments were not material to the financial statements.

6. **Concentration of Credit and Other Risks**

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to a maximum of $250,000 in each bank. The Company's cash balances exceed such insured limits at times.

The processing of certain revenue transactions was completed by Elara Capital, Plc in the United Kingdom and one of its affiliates in Mauritius. Such activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political or legal issues.

7. **Net Capital Requirements**

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission (Rule 15c3-1), the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2018, the Company had net capital and minimum net capital required of $446,196 and $250,000, respectively. The Company's ratio of net capital to indebtedness was 0.0322 to 1.

8. **Subsequent Events**

The Company has evaluated subsequent events through May 23, 2018 the date of financial statement issuance. Based on the evaluation, the Company has determined that no subsequent events have occurred which require disclosure in these financial statements.

Elara Securities, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
As of March 31, 2018

Schedule I

Computation of net capital

Total stockholder's equity	$ 918,697
Less non-allowable assets:	
Petty cash	(62)
Restricted cash	(10,118)
Due from related parties	(37,540)
Furniture and equipment, net	(1,381)
Deferred taxes	(378,573)
Prepaid expense and other assets	(44,827)
Net capital	$ 446,196

Computation of basic net capital requirements

Minimum net capital required: 6-2/3% of aggregate indebtedness	$ 957
Minimum net capital requirements of reporting broker/dealer	$ 250,000
Net capital requirement	$ 250,000
Excess Net capital	$ 196,196
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 146,196
Computation of aggregate indebtedness: Total A.I. liabilities	$ 14,350
Ratio of aggregate indebtedness to net capital	0.0322 to 1

No differences were noted between the Company's net capital as reported in the unaudited Focus (X17-a5) report and the net capital above.

SCHEDULE II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, owe money or securities to, customers.

SCHEDULE III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

Elara Securities, Inc
Exemption Report
March 31, 2018

We, as members of management of Elara Securities, Inc (the Company) are responsible for complying with 17 C.F.R §240. 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions ln 17 C.F.R §240. 15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified following provisions of 17 C.F.R 15c3-3(k) under which the Company claimed and exemption from 17 C.F.R §240. 15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2018 without exception.

The Company is exempt from the provisions of 17 C.F.R §240. 15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

Elara Securities, Inc

David Somekh
President
May 23, 2018

goldman & company, cpa's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Elara Securities, Inc.

We have reviewed management's statements, included in Elara Securities, Inc.'s Annual Exemption Report for the year ended March 31, 2018, in which (1) Elara Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Elara Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Elara Securities, Inc. stated that Elara Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Elara Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elara Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
May 23, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683